CENTURY SECURITIES ASSOCIATES, INC.

(A Wholly-Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition

December 31, 2016

(With Report of Independent Registered Public Accounting Firm)

(This Statement of Financial Condition was filed pursuant to Rule 17a-5(e)(3) as a public document.)

CENTURY SECURITIES ASSOCIATES, INC.
(A Wholly-Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition

As of December 31, 2016

<u>Statement of Financial Condition</u>

<u>**Pages**</u>



Ernst & Young LLP
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Report of Independent Registered Public Accounting Firm

The Board of Directors
Century Securities Associates, Inc.

We have audited the accompanying statement of financial condition of Century Securities Associates, Inc. (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Century Securities Associates, Inc. at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2017

1702-2202769

A member firm of Ernst & Young Global Limited

CENTURY SECURITIES ASSOCIATES, INC.
(A Wholly-Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition
December 31, 2016

(in thousands, except shares)

Assets		
Cash and cash equivalents	$	3,401
Commissions receivable from affiliated broker-dealer		402
Due from affiliated broker-dealer		175
Deferred tax assets		228
Due from Parent, net		216
Other assets		278
Total assets	$	**4,700**
Liabilities and stockholder's equity		
Payable to independent contractors	$	1,068
Due to affiliated broker-dealer		41
Accrued compensation		119
Income taxes payable		300
Other accrued liabilities		127
Total liabilities	$	1,655
Stockholder's equity		
Capital stock – par value $0.01; authorized 1,000 shares; issued 800 shares		—
Additional paid-in-capital		477
Retained earnings		2,568
Total stockholder's equity		3,045
Total liabilities and stockholder's equity	$	**4,700**

See accompanying Notes to Statement of Financial Condition

NOTE 1 – Nature of Operations and Basis of Presentation

Nature of Operations

Century Securities Associates, Inc. is a fully-disclosed introducing broker, which contracts with independent licensed brokers to sell securities and other investment products principally to retail (individual) investor customers. Its major geographic area of concentration is the Midwest. We introduce our customers to an affiliated broker-dealer, Stifel, Nicolaus & Company, Incorporated ("Stifel") who carries such accounts on a fully-disclosed basis. Accordingly, we are exempt under Section (k)(2)(ii) from Rule 15c3-3 under the Securities Exchange Act of 1934. We are a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation.

Basis of Presentation

We are a wholly-owned subsidiary of Stifel Financial Corp. ("Parent"). Unless otherwise indicated, the terms "we," "us," "our," or "our company" in this report refer to Century Securities Associates, Inc.

The accompanying statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

NOTE 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

We consider all highly liquid investments, including those with original maturities of three months or less, and money market mutual funds to be cash equivalents.

Stock-Based Compensation

We participate in an incentive stock award plan sponsored by the Parent that provides for the granting of stock units and debentures to our employees. See Note 5 for a further discussion of stock-based compensation plans.

Income Taxes

We are included in the consolidated federal and certain state income tax returns filed by the Parent. Our portion of the consolidated current income tax liability, computed on a separate return basis pursuant to a tax sharing agreement, and our stand-alone tax liability or receivable are included in the statement of financial condition.

We compute income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of our company's assets and liabilities. We establish a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before we are able to realize their benefits, or that future deductibility is uncertain.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We recognize interest and penalties related to income tax matters in income tax expense. See Note 8 for a further discussion of income taxes.

NOTE 3 – Financial Instruments

We measure certain financial assets at fair value on a recurring basis, including money market mutual fund accounts included in cash and cash equivalents in the statement of financial condition.

Fair Value Hierarchy

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. We have categorized our financial instruments measured at fair value into a three-level classification in accordance with Topic 820, which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect a company's judgment concerning the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances.

The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the measurement date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 – Instruments that have little to no pricing observability as of the measurement date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation of Financial Instruments

As of December 31, 2016, our financial instruments, which included money market mutual funds, were classified as Level 1. Actively traded money market funds are measured at their net asset value, which approximates fair value. There were no transfers between levels during the year ended December 31, 2016.

The following table summarizes the valuation of our financial instruments as of December 31, 2016 (*in thousands*):

Money market mutual funds [1]	$ 274

[1]   Included in cash and cash equivalents in the statement of financial condition.

NOTE 4 – **Regulatory Capital Requirements**

We operate in a highly regulated environment and are subject to net capital requirements. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. We calculate our net capital under the aggregate indebtedness method whereby we are required to maintain minimum net capital (as defined), equal to the greater of fifty thousand dollars or 6 2/3% of aggregate indebtedness (as defined). We are not allowed to distribute equity capital or pay cash dividends to the Parent if resulting net capital would be less than 120% of our minimum net capital (as defined). At December 31, 2016, we had net capital of $2.0 million, which was $1.9 million in excess of our minimum required net capital of $0.1 million.

NOTE 5 – Employee Incentive, Deferred Compensation and Retirement Plans

Our employees participate in the Stifel Financial Corp. Wealth Accumulation Plan, as restated, (the "Wealth Accumulation Plan") that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures to its employees. Awards under the Plan are granted at market value at the date of grant. The awards generally vest ratably over a three- to eight year vesting period. In addition, our employees participate in a defined contribution plan sponsored by the Parent.

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

Deferred Compensation Plan

The Stifel Financial Corp. Wealth Accumulation Plan, as restated, is provided to certain revenue producers, officers, and key administrative employees, whereby a certain percentage of their incentive compensation is deferred as defined by the Plan into stock units and debentures of the Parent. Deferred awards generally vest over a three- to eight year period and are distributable upon vesting or at future specified dates. Participants may elect to defer a portion of their incentive compensation. Deferred compensation costs are amortized on a straight-line basis over the vesting period. Elective deferrals are 100% vested.

NOTE 6 – **Off-Balance Sheet Credit Risk**

Our customers' accounts are carried by Stifel. All execution and clearing services are performed by Stifel Nicolaus. The agreement between our company and Stifel stipulates that all losses resulting from our customers' inability to fulfill their contractual obligations are our responsibility. We manage our risks associated with the aforementioned transactions through Stifel's monitoring of positions, credit limits, and collateral. Additional collateral is required from customers and other counterparties, when appropriate. At December 31, 2016, no amounts are accrued or due to Stifel for customer losses.

NOTE 7 – Related Party Transactions

We conduct our securities operations as a fully-disclosed introducing broker through Stifel. Under the arrangement, we have a Proprietary Accounts of Broker-Dealers agreement with Stifel.

At December 31, 2016, commissions receivable from affiliated broker-dealer in the statement of financial condition includes service fees and interest receivable; due from affiliated broker-dealer in the statement of financial condition consists of commissions receivable, net of brokerage and clearing expense; and due to affiliated broker-dealer in the statement of financial condition is comprised principally of payroll and independent contractor fees.

At December 31, 2016, due from Parent, net in the statement of financial condition consist primarily of an adjustment due to the overpayment of management fees during 2016, offset by stock-based compensation due to the Parent that is paid upon conversion of stock units and debentures and taxes.

During the year ended December 31, 2016, we paid a dividend to the Parent in the amount of $1.5 million.

NOTE 8 – Income Taxes

The tax effect of temporary differences and carryforwards that comprise significant portions of deferred tax assets as of December 31, 2016 *(in thousands)*:

Deferred compensation	$	134
Accruals not currently deductible		88
Other		6
Deferred tax assets	**$**	**228**

We believe the realization of the remaining net deferred tax asset of $0.2 million is more likely than not based on the availability of prior year taxable income.

Uncertain Tax Positions

As of December 31, 2016, we had accrued interest and penalties of $0.1 million, before benefit of federal tax deduction, included in income taxes payable in the statement of financial condition.

We are included in the consolidated federal and certain state income tax returns filed by the Parent. We file separate income tax returns in certain local jurisdictions. Certain consolidated state returns are not subject to examination by tax authorities for taxable years before 2013.

There is a reasonable possibility that the unrecognized tax benefits will change within the next 12 months as a result of the expiration of various statutes of limitations or for the resolution of U.S. federal and state examinations. We do not expect this change to be material to the statement of financial condition.

NOTE 9 - Subsequent Events

We evaluate subsequent events that have occurred after the statement of financial condition date but before the financial statements are available to be issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. We have evaluated subsequent events through February 28, 2017, the date the accompanying statement of financial condition was available to be issued. Based on the evaluation, we did not identify any recognized subsequent events that required adjustment to the statement of financial condition.

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